UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

(Amendment No. 2)

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
________________

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Subject Company)
QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Person Filing Statement)
________________

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by
American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number of Class of Securities)

Miguel Gomez Eiriz
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
________________

WITH COPIES TO:
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 Solicitation/Recommendation Statement filed by Quilmes Industrial (Quinsa), Société Anonyme (the “Company”) amends the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 14, 2008, as amended by Amendment No. 1 thereto filed with the Commission on January 28, 2008 (the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Campanhia de Bebidas das Américas -- AmBev, a Brazilian corporation (“AmBev” or “Offeror”), to purchase any and all outstanding Class A shares and Class B shares (including Class B shares held as American Depository Shares (“ADSs”)) of Quinsa, that are not owned by AmBev or its affiliates at a purchase price of $4.0625 per Class A share or $40.625 per Class B share and $81.25 per ADS, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, on the terms and subject to the conditions set forth in Offeror’s offer to purchase, dated December 28, 2007 (the “Offer to Purchase”), and the related letters of transmittal (which, as amended or supplemented from time to time, constitute the “Offer”).

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by the following additional disclosure:

On January 29, 2008, AmBev issued a press release announcing that as of close of business on January 28, 2008, 6,277,001 Class B shares (including Class B shares held as ADSs) of Quinsa, representing 71.3% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, had been tendered in and not withdrawn from the voluntary offer made by AmBev, which exceeds the threshold of 5,968,722 Class B shares (including Class B shares held as ADSs) at which AmBev had agreed to increase the tender offer price. Therefore, the tender offer price has been increased to U.S.$4.125 per Class A share, U.S.$41.25 per Class B share and U.S.$82.50 per ADS pursuant to the terms and conditions of the Offer. Furthermore, Ambev has announced that, in order to comply with applicable law, it has extended the offer period until 5:00 p.m. NY time (11:00 p.m. Luxembourg time) on February 11, 2008.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

EXHIBIT NO.	DESCRIPTION

(a)(5)(i)	Press Release of the Company dated January 14, 2008 (incorporated by reference to the Schedule 14D-9 filed by the Company on January 14, 2008).

(a)(5)(ii)	Press Release of the Company dated January 29, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Miguel Gomez Eiriz
Name: Miguel Gomez Eiriz
Title: Chief Financial Officer

Dated: January 29, 2008